UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Auris Medical Holding AG

(Name of Issuer)

Common shares, nominal value CHF 0.40 per share

(Title of Class of Securities)

H03579101

(CUSIP Number)

Ha-Jin Shin

Sofinnova Partners

18 rue du 4 Septembre

75002 Paris France

+ (33) 1 53 05 41 04

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. H03579101	Page 2 of 11 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Capital VII FCPR EIN: 98-1028040
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	7.

Sole voting power

5,384,450 shares, except that Sofinnova Partners SAS, a French corporation and the management company of Sofinnova Capital VII FCPR, may be deemed to have sole voting power, and Denis Lucquin, Antoine Papiernik, Rafaèle Tordjman and Monique Saulnier, the managing partners of Sofinnova Partners SAS, may be deemed to have shared voting power with respect to such shares.

	8.	Shared voting power See row 7.
9.

Sole dispositive power

5,384,450 shares, except that Sofinnova Partners SAS, a French corporation and the management company of Sofinnova Capital VII FCPR, may be deemed to have sole power to dispose of these shares, and Denis Lucquin, Antoine Papiernik, Rafaèle Tordjman and Monique Saulnier, the managing partners of Sofinnova Partners SAS, may be deemed to have shared power to dispose of such shares.

	10.	Shared dispositive power See row 9.
11.	Aggregate amount beneficially owned by each reporting person 5,384,450
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.1%
14.	Type of reporting person (see instructions) OO

13D

CUSIP No. H03579101	Page 3 of 11 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Partners SAS, a French corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	7.

Sole voting power

5,384,450 shares, of which 5,384,450 shares are owned directly by Sofinnova Capital VII FCPR. Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, may be deemed to have sole voting power, and Denis Lucquin, Antoine Papiernik, Rafaèle Tordjman and Monique Saulnier, the managing partners of Sofinnova Partners SAS, may be deemed to have shared voting power with respect to such shares.

	8.	Shared voting power See row 7.
9.

Sole dispositive power

5,384,450 shares, of which 5,384,450 shares are owned directly by Sofinnova Capital VII FCPR. Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, may be deemed to have sole power to dispose of these shares, and Denis Lucquin, Antoine Papiernik, Rafaèle Tordjman and Monique Saulnier, the managing partners of Sofinnova Partners SAS, may be deemed to have shared power to dispose of such shares.

	10.	Shared dispositive power See row 9.
11.	Aggregate amount beneficially owned by each reporting person 5,384,450
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.1%
14.	Type of reporting person (see instructions) OO

13D

CUSIP No. H03579101	Page 4 of 11 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Denis Lucquin
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
8.

Shared voting power

5,384,450 shares, of which 5,384,450 shares are owned directly by Sofinnova Capital VII FCPR. Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, may be deemed to have sole voting power, and Denis Lucquin, a managing partner of Sofinnova Partners SAS, may be deemed to have shared voting power with respect to such shares.

	9.	Sole dispositive power 0
10.

Shared dispositive power

5,384,450 shares, of which 5,384,450 shares are owned directly by Sofinnova Capital VII FCPR. Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, may be deemed to have sole power to dispose of these shares, and Denis Lucquin, a managing partner of Sofinnova Partners SAS, may be deemed to have shared power to dispose of such shares.

11.	Aggregate amount beneficially owned by each reporting person 5,384,450
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.1%
14.	Type of reporting person (see instructions) IN

13D

CUSIP No. H03579101	Page 5 of 11 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Antoine Papiernik
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
8.

Shared voting power

5,384,450 shares, of which 5,384,450 shares are owned directly by Sofinnova Capital VII FCPR. Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, may be deemed to have sole voting power, and Antoine Papiernik, a managing partner of Sofinnova Partners SAS, may be deemed to have shared voting power with respect to such shares.

	9.	Sole dispositive power 0
10.

Shared dispositive power

5,384,450 shares, of which 5,384,450 shares are owned directly by Sofinnova Capital VII FCPR. Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, may be deemed to have sole power to dispose of these shares, and Antoine Papiernik, a managing partner of Sofinnova Partners SAS, may be deemed to have shared power to dispose of such shares.

11.	Aggregate amount beneficially owned by each reporting person 5,384,450
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.1%
14.	Type of reporting person (see instructions) IN

13D

CUSIP No. H03579101	Page 6 of 11 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rafaèle Tordjman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
8.

Shared voting power

5,384,450 shares, of which 5,384,450 shares are owned directly by Sofinnova Capital VII FCPR. Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, may be deemed to have sole voting power, and Rafaèle Tordjman, a managing partner of Sofinnova Partners SAS, may be deemed to have shared voting power with respect to such shares.

	9.	Sole dispositive power 0
10.

Shared dispositive power

5,384,450 shares, of which 5,384,450 shares are owned directly by Sofinnova Capital VII FCPR. Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, may be deemed to have sole power to dispose of these shares, and Rafaèle Tordjman, a managing partner of Sofinnova Partners SAS, may be deemed to have shared power to dispose of such shares.

11.	Aggregate amount beneficially owned by each reporting person 5,384,450
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.1%
14.	Type of reporting person (see instructions) IN

13D

CUSIP No. H03579101	Page 7 of 11 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Monique Saulnier
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
8.

Shared voting power

5,384,450 shares, of which 5,384,450 shares are owned directly by Sofinnova Capital VII FCPR. Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, may be deemed to have sole voting power, and Monique Saulnier, a managing partner of Sofinnova Partners SAS, may be deemed to have shared voting power with respect to such shares.

	9.	Sole dispositive power 0
10.

Shared dispositive power

5,384,450 shares, of which 5,384,450 shares are owned directly by Sofinnova Capital VII FCPR. Sofinnova Partners SAS, the management company of Sofinnova Capital VII FCPR, may be deemed to have sole power to dispose of these shares, and Monique Saulnier, a managing partner of Sofinnova Partners SAS, may be deemed to have shared power to dispose of such shares.

11.	Aggregate amount beneficially owned by each reporting person 5,384,450
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.1%
14.	Type of reporting person (see instructions) IN

13D

CUSIP No. H03579101	Page 8 of 11 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to common shares, CHF 0.40 nominal value per share (the “Common Shares”) of Auris Medical Holding AG, a Swiss corporation (the “Issuer”). The principal executive offices of the Issuer are located at Bahnhofstrasse 21, 6300 Zug, Switzerland.

Item 2.	Identity and Background.

(a)	The persons and entities filing this Schedule 13D are Sofinnova Capital VII FCPR, Sofinnova Partners SAS, a French corporation and the management company of Sofinnova Capital VII FCPR, and Denis Lucquin, Antoine Papiernik, Rafaèle Tordjman and Monique Saulnier, the managing partners of Sofinnova Partners SAS (collectively, the “Listed Persons”, and together with Sofinnova Capital VII FCPR and Sofinnova Partners SAS, the “Filing Persons”).

(b)	The address of the principal place of business for each of the Filing Persons is Sofinnova Partners, 18 rue du 4 Septembre, 75002 Paris, France.

(c)	The principal occupation of each of the Filing Persons is the venture capital investment business. Each of the Listed Persons is employed at the offices of Sofinnova Partners, 18 rue du 4 Septembre, 75002 Paris, France.

(d)	During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Sofinnova Capital VII FCPR is a French FCPR. Sofinnova Partners SAS is a French Corporation. Denis Lucquin, Antoine Papiernik, Rafaèle Tordjman and Monique Saulnier are French citizens.

Item 3.	Source or Amount of Funds or Other Consideration.

On March 28, 2013, Sofinnova Capital VII FCPR purchased from the Issuer 90,910 Series C preferred shares for approximately CHF 12,000,120 of consideration paid out of the working capital of Sofinnova Capital VII FCPR. Pursuant to a 25:1 forward stock split, those 90,910 shares now equal 2,272,750 Series C preferred shares.

On December 9, 2013, Sofinnova Capital VII FCPR entered into a convertible loan agreement with the Issuer for CHF 6,749,952 of consideration paid out of the working capital of Sofinnova Capital VII FCPR.

Pursuant to the terms of such convertible loan agreement, on January 13, 2014, Sofinnova Capital VII FCPR thereunder exercised its right to convert the full amount of the loan into 1,278,400 Series C preferred shares.

On August 11, 2014, Sofinnova Capital VII FCPR purchased 1,833,300 Common Shares for a total consideration of $10,999,800 (the “Purchase”) and in conjunction with the closing of the Issuer’s initial public offering (“Offering”). The Purchase occurred pursuant to and on the terms set forth in the Company’s Prospectus filed pursuant to Rule 424(b)(4) on August 7, 2013 with the Securities and Exchange Commission (the “Prospectus”).

The Series C preferred shares automatically converted on a one-for-one basis on August 11, 2014 into 3,551,150 Common Shares (the “Conversion”). Following the Purchase and the Conversion, Sofinnova Capital VII FCPR holds 5,384,450 Common Shares.

13D

CUSIP No. H03579101	Page 9 of 11 Pages

Item 4.	Purpose of Transaction.

The purpose of the Purchase described above is for investment purposes and the Purchase was not made for the purpose of acquiring control of the Issuer. The Response to Item 3 above is incorporated into this Item 4 by reference.

Pursuant to a Lock-Up Agreement, dated June 27, 2014, entered into with Jefferies LLC and Leerink Partners LLC in connection with the Offering, Sofinnova Capital VII FCPR is subject to a Lock-Up Period (as defined in the Lock-Up Agreement) commencing on June 27, 2014 and continuing and including the date 180-days after the date of the Prospectus, during which Sofinnova Capital VII FCPR has agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Common Shares or securities convertible into or exchangeable or exercisable for any Common Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares.

Except to the extent the foregoing may be deemed a plan or proposal, the Filing Persons do not have plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	The information contained on the cover pages to this Schedule 13D is hereby incorporated herein by reference. As reported in the Prospectus, following the Offering there are 28,241,275 Common Shares outstanding. Sofinnova Capital VII FCPR beneficially owns 5,384,450 Common Shares, representing 19.1% of the Issuer’s outstanding Common Shares.

(b)	See Rows 7, 8, 9 and 10 for each Filing Person.

(c)	The information provided in Items 3 and 4 is incorporated by reference herein.

(d)	Under certain circumstances set forth in the operating agreement of Sofinnova Capital VII FCPR, the equity holders of Sofinnova Capital VII FCPR and Sofinnova Partners SAS may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of Common Shares owned by Sofinnova Capital VII FCPR.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Sofinnova Capital VII FCPR is party to the Lock-Up Agreement described in Item 4 and to a Registration Rights Agreement among the Issuer, Sofinnova Capital VII FCPR and other shareholders, dated August 11, 2014 (the “Registration Rights Agreement”). Subject to the terms of the Registration Rights Agreement, holders of Common Shares having registration rights (the “Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Item 7.	Material to Be Filed as Exhibits.

The form of Lock-Up Agreement described in Items 4 and 6 is attached as Exhibit A to the Underwriting Agreement filed on July 21, 2014 as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-197105), and is incorporated herein by reference. The form of Registration Rights Agreement described in Item 6, filed on July 21, 2014 as Exhibit 4.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-197105), and is incorporated herein by reference.

13D

CUSIP No. H03579101	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOFINNOVA CAPITAL VII FCPR

By: /s/ Antoine Papiernik Antoine Papiernik

SOFINNOVA PARTNERS SAS

By: /s/ Antoine Papiernik Antoine Papiernik

/s/ Denis Lucquin Denis Lucquin

/s/ Antoine Papiernik Antoine Papiernik

/s/ Rafaèle Tordjman Rafaèle Tordjman

/s/ Monique Saulnier Monique Saulnier

13D

CUSIP No. H03579101	Page 11 of 11 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned hereby agree as follows:

(i) The Statement on Schedule 13D, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: August 14, 2014

SOFINNOVA CAPITAL VII FCPR

By: /s/ Antoine Papiernik Antoine Papiernik

SOFINNOVA PARTNERS SAS

By: /s/ Antoine Papiernik Antoine Papiernik

/s/ Denis Lucquin Denis Lucquin

/s/ Antoine Papiernik Antoine Papiernik

/s/ Rafaèle Tordjman Rafaèle Tordjman

/s/ Monique Saulnier Monique Saulnier